                                   FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

  For the fiscal year ended              December 31, 1998
                            ------------------------------------------


                                      OR


( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

    For the transition period from _____________ to _______________



                    Commission File Number 1-11915
                                           --------

A. Full title of the plan and address of the plan, if different from that of the issuer named below:


        SUNBURST HOSPITALITY CORP. RETIREMENT SAVINGS & INVESTMENT PLAN
-------------------------------------------------------------------------------
(formerly Choice Hotels International, Inc. Retirement Savings & Investment Plan



B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:


                       Sunburst Hospitality Corporation
              10770 Columbia Pike, Silver Spring, Maryland  2090

                   Report of Independent Public Accountants


To Sunburst Hospitality Corporation:

We have audited the accompanying statement of net assets available for benefits of the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan (the "Plan" - see Note 1) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in its net assets available for benefits of each fund. These supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP

Washington, D.C.
June 2, 1999

                               Table of Contents

                                                                                    Page
Statement of Net Assets Available for Benefits
  As of December 31, 1998 and 1997                                                     1

Statement of Changes in Net Assets Available for Benefits, With Fund Information
  For the Year Ended December 31, 1998                                                 2

Notes to Financial Statements
  As of December 31, 1998                                                              4

Item 27(a) - Schedule of Assets Held for Investment Purposes
  As of December 31, 1998                                                              8

Item 27(d) - Schedule of Reportable (5%) Transactions                                  9

Item 27(b) - Schedule of Loans or Fixed Income Obligations
  As of December 31, 1998                                                              *

Item 27(c) - Schedule of Leases in Default or Classified as Uncollectible
  As of December 31, 1998                                                              *

Item 27(e) - Schedule of Nonexempt Transactions
  For the Year Ended December 31, 1998                                                 *

* Schedules omitted because there were no such transactions, obligations, or leases in default.

                       Sunburst Hospitality Corporation
                    Retirement, Savings and Investment Plan


                Statement of Net Assets Available for Benefits
                       As of December 31, 1998 and 1997

                                                                              1998             1997
                                                                        ---------------   --------------
Assets:
  Participant directed investments held by
    Merrill Lynch Trust Company-
     Mutual Funds:
       Janus Fund                                                      $             -    $   8,528,097
       Vanguard Wellington Balanced Fund                                             -        7,736,995
       T. Rowe Price International Fund                                              -        3,319,698
       Vanguard U.S. Treasury Money Market Fund                                      -        2,317,911
       T. Rowe Price Stable Value Fund                                               -        1,254,665
       Alliance Premier Growth Fund                                          1,635,308                -
       Merrill Lynch Capital Fund                                            1,359,917                -
       Hotchkis & Wiley International Equity Fund                              562,150                -
       Merrill Lynch S&P 500 Index Fund                                         36,578                -
       Pimco Small Cap Value Fund                                               19,698                -
       Pimco Total Return Fund                                                   8,520                -
     Common/Collective Trust:
       Merrill Lynch Retirement Preservation Trust                           1,445,929                -
     Common Stock:
       Choice Hotels Common Stock Fund                                          22,890        1,853,235
       Sunburst Hospitality Common Stock Fund                                  126,654          379,337
       Manor Care Common Stock Fund                                             73,382          664,051
                                                                       ---------------    -------------
          Total investments                                                  5,291,026       26,053,989
                                                                       ---------------    -------------
  Participant loans                                                            212,963          770,405
  Receivable from Manor Care Plan (see Note 6)                                       -           53,108
  Contributions receivable:
     Employer, paid subsequent to year-end                                     201,162        1,006,310
     Employee, paid subsequent to year-end                                      29,213           81,981
                                                                       ---------------    -------------
Net assets available for benefits                                      $     5,734,364    $  27,965,793
                                                                       ===============    =============

       The accompanying notes are an integral part of these statements.

                       Sunburst Hospitality Corporation

                    Retirement, Savings and Investment Plan


Statement of Changes in Net Assets Available for Benefits, With Fund Information
                     For the Year Ended December 31, 1998

                                                                                        Participant Directed
                                                            ---------------------------------------------------------------------
                                                                           Vanguard                   Vanguard U.S.
                                                                          Wellington   T. Rowe Price    Treasury    T. Rowe Price
                                                                Janus      Balanced    International     Money      Stable Value
                                                                Fund         Fund          Fund       Market Fund       Fund
                                                            -----------  -----------  -------------- -------------  -------------
Additions:
  Contributions-
     Employer                                               $         -   $       -   $         -     $         -   $         -
     Employee                                                   118,855      86,669        50,253          59,674        22,295
                                                            -----------  ----------   -----------     -----------   -----------
          Total                                                 118,855      86,669        50,253          59,674        22,295
  Interest and dividends, including interest
   on participant loan transactions                               4,411      24,002            58          23,229        16,631
  Net (depreciation) appreciation in market value               325,202     112,756        82,009               -             -
  Rollover contributions                                              -           -             -               -             -
                                                            -----------  ----------   -----------     -----------   -----------
          Total additions                                       448,468     223,427       132,320          82,903        38,926
                                                            -----------  ----------   -----------     -----------   -----------
  Transfers between investment options, including
  principal portions of participant loan transactions        (1,438,131) (1,364,785)      576,185         743,591       506,374
                                                            -----------  ----------   -----------     -----------   -----------
Deductions:
  Benefit payments                                             (664,744)   (641,547)      (48,583)        (80,036)       (5,248)

Transfers to Choice Plan                                     (6,873,690) (5,954,090)   (2,827,247)     (1,577,187)     (781,969)
                                                            -----------  ----------   -----------     -----------   -----------
Net (decrease)                                               (8,528,097) (7,736,995)   (3,319,698)     (2,317,911)   (1,254,665)

Net assets available for benefits, beginning of year          8,528,097   7,736,995     3,319,698       2,317,911     1,254,665
                                                            -----------  ----------   -----------     -----------   -----------
Net assets available for benefits, end of year              $         -  $        -   $         -     $         -   $         -
                                                            ===========  ==========   ===========     ===========   ===========
                                                                                Participant Directed
                                                            --------------------------------------------------------
                                                              Alliance                    Hotchkis
                                                              Premier       Merrill       & Wiley      Merrill Lynch
                                                              Growth         Lynch      International      S&P 500
                                                               Fund      Capital Fund    Equity Fund     Index Fund
                                                           -----------   ------------   -------------  -------------
Additions:
  Contributions-
     Employer                                              $        -    $        -    $        -       $        -
     Employee                                                  88,897        52,105        33,215           19,247
                                                           ----------    ----------    ----------       ----------
          Total                                                88,897        52,105        33,215           19,247
  Interest and dividends, including interest
   on participant loan transactions                            33,988        33,633        14,338            1,490
  Net (depreciation) appreciation in market value             171,346       (12,505)      (30,129)           1,751
  Rollover contributions                                        5,004           144             -            3,823
                                                           ----------    ----------    ----------       ----------
          Total additions                                     299,235        73,377        17,424           26,311
                                                           ----------    ----------    ----------       ----------
  Transfers between investment options, including
  principal portions of participant loan transactions       1,379,224     1,303,690       557,577           10,267
                                                           ----------    ----------    ----------       ----------
Deductions:
  Benefit payments                                            (43,151)      (17,150)      (12,851)               -
Transfers to Choice Plan                                            -             -             -                -
                                                           ----------    ----------    ----------       ----------
Net (decrease)                                              1,635,308     1,359,917       562,150           36,578
Net assets available for benefits, beginning of year                -             -             -                -
                                                           ----------    ----------    ----------       ----------
Net assets available for benefits, end of year             $1,635,308    $1,359,917    $  562,150       $   36,578
                                                           ==========    ==========    ==========       ==========

         The accompanying notes are an integral part of this statement

                       Sunburst Hospitality Corporation
                    Retirement, Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information
                     For the Year Ended December 31, 1998
                                  (Continued)

                                                                                                 Participant Directed
                                                                              ------------------------------------------------------
                                                                                                                     Merrill Lynch
                                                                                     Pimco              Pimco         Retirement
                                                                                  Small Cap         Total Return     Preservation
                                                                                  Value Fund            Fund            Trust
                                                                              ----------------   ---------------   ----------------
Additions:
  Contributions-
     Employer                                                                     $      -           $    -          $        -
     Employee                                                                       13,636            4,681              55,902
                                                                                  --------           ------          ----------
          Total                                                                     13,636            4,681              55,902
  Interest and dividends, including interest on participant loan transactions          832              422              33,488
  Net (depreciation) appreciation in market value                                      590             (257)                  -
  Rollover contributions                                                                 -            1,187                   -
                                                                                  --------           ------          ----------
          Total additions                                                           15,058            6,033              89,390
                                                                                  --------           ------          ----------
  Transfers between investment options, including principal portions of participant loan transactions
                                                                                     4,640            2,487           1,371,585
                                                                                  --------           ------          ----------
Deductions:
  Benefit payments                                                                       -                -             (15,046)
Transfers to Choice Plan                                                                 -                -                   -
                                                                                  --------           ------          ----------
Net (decrease)                                                                      19,698            8,520           1,445,929
Net assets available for benefits, beginning of year                                     -                -                   -
                                                                                  --------           ------          ----------
Net assets available for benefits, end of year                                    $ 19,698           $8,520          $1,445,929
                                                                                  ========           ======          ==========


                                                                                              Participant Directed
                                                                                  -------------------------------------------------
                                                                                   Choice           Sunburst
                                                                                   Hotels            Hotels             Manor Care
                                                                                   Common          Hospitality            Common
                                                                                  Stock Fund    Common Stock Fund       Stock Fund
                                                                                  ----------    -----------------       ----------
Additions:
  Contributions-
     Employer                                                                      $         -        $  210,498      $       -
     Employee                                                                              283            41,504              -
                                                                                   -----------        ----------      ---------
          Total                                                                            283           252,002              -
  Interest and dividends, including interest on participant loan transactions               20               546          1,964
  Net (depreciation) appreciation in market value                                      (20,537)         (353,619)       (29,283)
  Rollover contributions                                                                     -                 -              -
                                                                                   -----------        ----------      ---------
          Total additions                                                              (20,234)         (101,071)       (27,319)
                                                                                   -----------        ----------      ---------
  Transfers between investment options, including principal portions of
  participant loan transactions                                                           (117)           (2,934)        (1,154)
                                                                                   -----------        ----------      ---------
Deductions:
  Benefit payments                                                                        (285)          (17,981)       (28,541)
Transfers to Choice Plan                                                            (1,809,709)         (130,697)      (533,655)
                                                                                   -----------        ----------      ---------
Net (decrease)                                                                      (1,830,345)         (252,683)      (590,669)
Net assets available for benefits, beginning of year                                 1,853,235           379,337        664,051
                                                                                   -----------        ----------      ---------
Net assets available for benefits, end of year                                      $   22,890        $  126,654      $  73,382
                                                                                   ===========        ==========      =========

                                                                                                         Non-
                                                                                                      Participant
                                                                                     Participant       Directed         1998
                                                                                       Loans             Other         Total
                                                                                     -----------      -----------    --------
Additions:
  Contributions-
     Employer                                                                     $       -         $  (9,336)     $    201,162
     Employee                                                                             -           (85,119)          562,097
                                                                                  ---------         ---------      ------------
          Total                                                                           -           (94,455)          763,259
  Interest and dividends, including interest on participant loan transactions             -                 -           189,052
  Net (depreciation) appreciation in market value                                         -                 -           247,324
  Rollover contributions                                                                  -                 -            10,158
                                                                                  ---------         ---------      ------------
          Total additions                                                                 -           (94,455)        1,209,793
                                                                                  ---------         ---------      ------------
  Transfers between investment options, including principal portions of participant loan transactions

Deductions:
  Benefit payments                                                                   20,305           (16,501)                -
                                                                                  ---------         ---------      ------------
Transfers to Choice Plan                                                                  -                 -        (1,575,163)
Net (decrease)                                                                     (577,747)         (800,068)      (21,866,059)
                                                                                  ---------         ---------      ------------
Net assets available for benefits, beginning of year                               (557,442)         (911,024)      (22,231,429)
Net assets available for benefits, end of year                                      770,405         1,141,399        27,965,793
                                                                                  ---------         ---------      ------------
                                                                                  $ 212,963        $  230,375      $  5,734,364
                                                                                  =========        ==========      ============

        The accompanying notes are an integral part of this statement.

                       Sunburst Hospitality Corporation
                    Retirement, Savings and Investment Plan


                         Notes to Financial Statements
                            As of December 31, 1998

1. Nature of the Organization and Description of the Plan:

Prior to January 1, 1998, the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan (the "Plan") was a defined contribution, salary deferral plan that was available to the employees of both Sunburst Hospitality Corporation ("Sunburst") and Choice Hotels International, Inc. ("Choice"). Sunburst is a leading national hotel company that owns and operates approximately 75 hotels. Choice is the second largest franchiser of hotels in the world. Choice franchises approximately 3,500 hotels operated under the following brand names: Quality Inn, Comfort Inn, Clarion, Sleep Inn, Rodeway Inn, EconoLodge, and Mainstay Suites.

Choice Hotels International, Inc. was formerly a subsidiary of Manor Care, Inc. ("Manor Care"). On November 1, 1996, Manor Care separated its lodging business from its health care business by distributing to its shareholders all of the outstanding common stock of Choice Hotels International, Inc. (the "Manor Care Distribution"). On October 15, 1997, Choice Hotels International, Inc. separated its franchising and European hotel business from its owned hotel business by distributing to its shareholders the common stock of Choice Hotels Franchising (the "Choice Distribution"). Subsequent to the Choice Distribution, Choice Hotels International, Inc. changed its name to Sunburst Hospitality Corporation and Choice Hotels Franchising changed its name to Choice Hotels International, Inc. In connection with the Choice Distribution, the name of the original Choice Hotels International, Inc. Retirement, Savings and Investment Plan was changed to the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan.

On January 1, 1998, the Sunburst Hospitality Corporation Retirement, Savings and Investment Plan was split and the Choice Hotels International, Inc. Retirement Savings and Investment Plan was formed in order to maintain a separate plan for eligible Choice employees. The assets of both plans were initially co-mingled as a master trust with transactions separately recorded. Effective August 1, 1998, the Plan changed its trustee from Chase Manhattan Bank to Merrill Lynch Trust Company ("Merrill Lynch") and the assets of the master plan were split between the Plan and the Choice Hotels International, Inc. Retirement, Savings and Investment Plan.

The following description of the Plan provides general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General


The Plan, established on October 1, 1996, is a participant directed, defined contribution, salary deferral plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Contributions


All employees of Sunburst are eligible to participate in the Plan if they are:
     .  Are at least 21 years of age
     .  Have completed one year of service
     .  Have worked at least 1,000 hours in the previous year

Participants may elect to contribute up to 15 percent of their annual compensation to the Plan, subject to IRS limitations.

Sunburst matches an employee's contributions, up to a total match of 6 percent of employee salary.

        Length of Service                     Percentage Match
     -----------------------               ----------------------
        1 - 5 years                                  25%
        6 - 9 years                                  75%
        10 years or more                            100%

Each participant's account is credited with the participant's contribution and allocations of (a) Choice contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

Sunburst has the right to apply amounts forfeited by employees to reduce employer contributions. In 1998, forfeitures of $2,581 were used to reduce the employer contribution and allocated to the plan funds in conjunction with Sunburst matching contributions.

Benefits and Vesting

Participants are immediately vested in all participant contributions and earnings on such contributions. Participants vest in the Sunburst contributions 20 percent per year beginning at the end of their third year, resulting in full vesting at the end of their seventh year.

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution only.

Participants who leave Sunburst with a balance of less than $5,000 are required to roll the money over into another 401(k) or IRA account, or receive a direct payment after withholding of applicable federal and state tax provisions. If the participant's balance is greater than $5,000, the participant may retain their investment in the Plan for as long as IRS regulations allow.

Investments

Participants may direct the investment of their contributions into their choice of mutual funds, common collective trusts, or the common stock of Choice or Sunburst. Participants who previously had investments in Manor Care common stock through the Manor Care Plan have been allowed to retain the Manor Care stock, but not to make additional investments. Effective August 1, 1998, the Plan changed trustees from Chase Manhattan Bank to Merrill Lynch. Due to this change in trustee, the investment options previously available to participants were changed to the equivalent investment instruments provided by Merrill Lynch. These balances in the old investments were transferred to the new investment as follows:

          Old Investment Funds                                New Investment Funds
-----------------------------------------           -------------------------------------------
Vanguard U.S. Treasury Money Market Fund            Merrill Lynch Retirement Preservation Trust
Vanguard Wellington Balanced Fund                   Merrill Lynch Capital Fund
T. Rowe Price Stable Value Fund                     Merrill Lynch Retirement Preservation Trust
T. Rowe Price International Fund                    Hotchkis & Wiley International Equity Fund
Janus Fund                                          Alliance Premier Growth Fund
Choice Hotels Common Stock Fund                     Choice Hotels Common Stock Fund
Sunburst Hospitality Common Stock Fund              Sunburst Hospitality Common Stock Fund
Manor Care Common Stock Fund                        Manor Care Common Stock Fund

In addition, Merrill Lynch has added the following investment options that were not previously offered by Chase Manhattan Bank:

                                                    Pimco Total Return Fund
                                                    Pimco Small Cap Value Fund
                                                    Merrill Lynch S&P 500 Index Fund

In order to effectively implement this transfer of investments held by employees, the trustee and plan administrators implemented a transition period from August 1, 1998 to October 20, 1998, where participants could not change their investment election, or receive any loans and distributions. As a result, the old investments held by employees as of August 1, 1998, were transferred to the new funds, as disclosed above, in the same percentages previously elected.

Additionally, Sunburst's contribution is made in Sunburst's common stock. This Sunburst common stock and all other investments are reported at quoted market values. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded when declared. All income earned is allocated daily.

Loans

Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $750 and the maximum loan amount is the lesser of $50,000 or 50 percent of a participant's vested account balance. Additionally, interest rates are equal to 1 percent above the Prime Rate on the date the loan is issued and there is a $35 loan-processing fee per loan. Participants may not have more than one loan outstanding at any time. Loans receivable are valued at cost which approximates fair value.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2.   Summary of Significant Accounting Policies:

Basis of Accounting

The financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles.

Trustee Fees

Investment management fees are netted against investment earnings in each fund. Trustee fees and all administrative expenses of the Plan are currently paid by Sunburst. Sunburst currently has no intention to seek reimbursement from the Plan for prior or future expenses paid by Sunburst.

3. Federal Income Tax Status:

The Plan has not yet received a determination letter from the Internal Revenue Service. However, management believes that the Plan, as designed, is in compliance with the applicable requirements of Section 401(a) of the Internal Revenue Code. Management believes that the Plan is operating as intended and, as such, continues to comply with these requirements.

4. Plan Termination:

Although it has not expressed any intent to do so, Sunburst has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5. Related-Party Transactions:

Certain Plan investments are shares of mutual funds and common collective trusts managed by Merrill Lynch. Merrill Lynch is the Trustee and, therefore, these transactions qualify as party-in-interest.

6. Non-participant Directed Other:

Non-participant Directed Other balances included in the financial statements represent receivables from Sunburst for contributions which have not yet been remitted to the trustee. All amounts were received by the Plan subsequent to year-end. Additionally, certain Plan investments had not yet been transferred from the Manor Care Plan as of December 31, 1997. These balances are also included as Non-participant Directed Other balances. All amounts were received by the Plan in 1998.

7. Multi-Employer Status:

As discussed in Note 1, subsequent to the Choice Distribution, the original Choice Hotels International Inc. Retirement, Savings and Investment Plan changed its name to the Sunburst Hospitality Corporation Retirement, Savings, and Investment Plan and this plan was available to the employees of both Choice and Sunburst. However, on January 1, 1998, the Plan was split into the Sunburst Hospitality Corporation Retirement, Savings and Investment

Plan and he Choice Hotels International, Inc. Retirement, Savings and Investment Plan. These plans are now available to the respective employees of Sunburst and Choice.

8. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 for the year ended December 31, 1998:

     Net assets available for Plan benefits per financial statements              $5,734,364
                                                                                  ----------
     Amounts allocated to withdrawing participants                                   (14,378)
                                                                                  ----------
     Net assets available for Plan benefits per the Form 5500                     $5,719,986
                                                                                  ==========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1998:

     Benefits paid to participants per the financial statements                   $1,575,163
                                                                                  ----------
     Add-   Amounts allocated to withdrawing participants at
            December 31, 1998                                                         14,378
                                                                                  ----------
     Less-  Amounts allocated to withdrawing participants at
            December 31, 1997                                                       (428,158)
                                                                                  ----------
     Benefits paid to participants per the Form 5500                              $1,161,383
                                                                                  ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have occurred but have not been paid as of December 31.

                        Sunburst Hospitality Corporation
                    Retirement, Savings and Investment Plan

          Item 27(a) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1998




                                                         Description of                             Current
               Identity of Issue                           Investment                Cost            Value
--------------------------------------------------------------------------------------------------------------
Alliance Premier Growth Fund                         Mutual Fund                  $1,468,712        $1,635,308
Merrill Lynch Capital Fund*                          Mutual Fund                   1,370,542         1,359,917
Hotchkis & Wiley International Equity Fund           Mutual Fund                     589,835           562,150
Merrill Lynch S&P 500 Index Fund*                    Mutual Fund                      34,830            36,578
Pimco Small Cap Value Fund                           Mutual Fund                      19,108            19,698
Pimco Total Return Fund                              Mutual Fund                       8,777             8,520
Merrill Lynch Retirement Preservation Trust*         Common/Collective Trust       1,445,929         1,445,929
Sunburst Hospitality Common Stock Fund*              Common Stock                    282,664           126,654
Choice Hotels Common Stock Fund                      Common Stock                     28,791            22,890
Manor Care Common Stock Fund                         Common Stock                     88,088            73,382
                                                                                  ----------        ----------
     Total assets held for investment purposes                                    $5,337,276        $5,291,026
                                                                                  ==========        ==========

*Represents party-in-interest to the Plan

                       Sunburst Hospitality Corporation
                    Retirement, Savings and Investment Plan

             Item 27(d) - Schedule of Reportable (5%) Transactions
                     For the Year Ended December 31, 1998


                                                                                Purchase                              Lease
                 Identity of Party                  Description of Asset          Price            Selling Price      Rental
---------------------------------------------      -----------------------    ---------------      -------------      -------
Merrill Lynch Retirement Preservation Trust *      Common/Collective Trust    $    1,479,126       $         -        $   -
                                                                                                                          -
Alliance Premier Growth Fund                             Mutual Fund               1,582,995                 -            -
Merrill Lynch Capital Fund*                              Mutual Fund               1,456,313                 -            -
Hotchkis & Wiley International Equity Fund               Mutual Fund                 623,382                 -            -
T. Rowe Price International Fund                         Mutual Fund                       -          (622,401)           -
Janus Fund                                               Mutual Fund                       -        (2,106,182)           -
T. Rowe Price Stable Value Fund                          Mutual Fund                       -          (509,965)           -
Vanguard U.S. Treasury Money Market Fund                 Mutual Fund                       -          (868,932)           -
Vanguard Wellington Balanced Fund                        Mutual Fund                       -        (2,006,738)           -

                                                                           Expense
                                                                        Incurred with                     Current Value of Asset on
                Identity of Party                Description of Asset    Transactions      Cost of Asset       Transaction Date
--------------------------------------------- ------------------------- -------------      -------------  -------------------------
Merrill Lynch Retirement Preservation Trust *   Common/Collective Trust        -           $ 1,479,126             $ 1,479,126
                                                                               -
Alliance Premier Growth Fund                          Mutual Fund              -             1,582,995               1,582,995
Merrill Lynch Capital Fund*                           Mutual Fund              -             1,456,313               1,456,313
Hotchkis & Wiley International Equity Fund            Mutual Fund              -               623,382                 623,382
T. Rowe Price International Fund                      Mutual Fund              -              (622,401)               (622,401)
Janus Fund                                            Mutual Fund              -            (2,106,182)             (2,106,182)
T. Rowe Price Stable Value Fund                       Mutual Fund              -              (509,965)               (509,965)
Vanguard U.S. Treasury Money Market Fund              Mutual Fund              -              (868,932)               (868,932)
Vanguard Wellington Balanced Fund                     Mutual Fund              -            (2,006,738)             (2,006,738)

                                                                                         Net
                Identity of Party                Description of Asset                 Gain/(Loss)
--------------------------------------------- -------------------------              -----------
Merrill Lynch Retirement Preservation Trust *   Common/Collective Trust              $     -
Alliance Premier Growth Fund                          Mutual Fund                          -
Merrill Lynch Capital Fund*                           Mutual Fund                          -
Hotchkis & Wiley International Equity Fund            Mutual Fund                          -
T. Rowe Price International Fund                      Mutual Fund                          -
Janus Fund                                            Mutual Fund                          -
T. Rowe Price Stable Value Fund                       Mutual Fund                          -
Vanguard U.S. Treasury Money Market Fund              Mutual Fund                          -
Vanguard Wellington Balanced Fund                     Mutual Fund                          -

*These transactions qualify as party-in-interest transactions as described in
Note 5.

EXHIBITS.


     23 - Consent of Independent Public Accountants.



                                  SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


  Dated: July 15, 1999    SUNBURST HOSPITALITY CORPORATION
                          RETIREMENT SAVINGS & INVESTMENT PLAN



                               By: /s/ Greg Miller
                                   ----------------------------------
                                   Greg Miller, Senior Vice President,
                                   ----------------------------------
                                   Sunburst Hospitality Corp.
                                   ----------------------------------